Exhibit 99.1

Cummins Westport Receives SAFE Advanced Technology Energy Security Prize

VANCOUVER, Oct. 16, 2013 /CNW/ - Cummins Westport Inc. today announced that it is receiving one of the inaugural "Energy Security Prize" Advanced Technology Awards from Securing America's Future Energy (SAFE).  The award will be presented at the OPEC Oil Embargo +40: A National Summit on Energy Security conference this afternoon in Washington, D.C.

"Both of Cummins Westport's parent companies - Cummins Inc. and Westport Innovations Inc. - have been pioneers in the use of natural gas for transportation for more than 20 years," said Jim Arthurs, President, Cummins Westport, who will be accepting the award on the company's behalf. "Our joint venture has been a major force in commercializing these engines and making them available for use in transit, refuse and truck applications in both North America and around the world. We appreciate the recognition of SAFE, and the honor of being one of the first recipients of this award."

The Securing America's Future Energy prize is designed to recognize emerging and advanced technologies which have the ability to significantly reduce America's dependence on petroleum-based fuels.  The prize is designed to both recognize and reward innovators who are helping to find alternatives to oil dependence.

Cummins Westport is being recognized for its groundbreaking spark-ignited natural gas engine technology that has been adopted by leading transit agencies, waste management companies and truck fleets.  Cummins Westport engines use 100% compressed, liquefied or renewable natural gas, which is primarily a domestically sourced fuel in the United States.

"Companies like Cummins Westport have shown that it can be done, and that what's good for energy security is also good for business. We're excited by their leadership and appreciate their perseverance in diversifying our country's transportation fuels and improving its efficiency," said Robbie Diamond, Founder and President of SAFE.

The prize is being awarded during A National Summit on Energy Security in Washington, D.C. The Summit brings together nationally recognized business and political leaders to discuss the state of U.S. energy security and the most promising technological solutions to reduce U.S. oil dependence.

About Cummins Westport Inc.

Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for medium- and heavy-duty transportation applications such as trucks and buses. Cummins Westport is a joint venture of Cummins Inc. (NYSE: CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Innovations Inc. (NASDAQ: WPRT/TSX: WPT), a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. www.cumminswestport.com

Note: This document contains forward-looking statements about Cummins Westport's business, operations, technology development or to the environment in which it operates, which are based on Cummins Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Cummins Westport's control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Cummins Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable securities legislation.

SOURCE: Cummins Westport Inc.

%CIK: 0001370416

For further information:

Inquiries:

Westport Innovations Inc.
Darren Seed
Vice President, Investor Relations & Communications
Phone: 604-718-2046
Email: invest@westport.com
Web: www.westport.com

Cummins Inc.
Jon Mills
External Communications
Phone: 317-658-4540
Email: jon.mills@cummins.com
Web: www.cummins.com

CO: Cummins Westport Inc.

CNW 08:00e 16-OCT-13